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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  FORM 12B-25


                                                       SEC FILE NUMBER 000-30689
                                                     NOTIFICATION OF LATE FILING
                                                                    CUSIP NUMBER


(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
             [ ] Form N-SAR

For Period Ended: March 31, 2003

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                       PART I - REGISTRATION INFORMATION

Rocky Mountain Energy Corporation
333 N. Sam Houston Parkway E.,
Suite 910
Houston, TX 77060

                       PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F or 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. The Company was unable to complete and obtain required financials and other information without unreasonable effort and expense.

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification Joe Kendall (214) 744-3000

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed If answer is no, identify report(s). [X] Yes [ ] No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof. [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The explanation of the anticipated change is as follows:

(A) It is anticipated that Rocky Mountain Energy Corporation will cease being a going concern and business operations will be terminated.

(B) It is also anticipated that Rocky Mountain Energy Corporation's securities registration will be withdrawn.

The reason why a reasonable estimate of the results cannot be made is:

Rocky Mountain Energy Corporation has been named as a defendant in a law suit filed by the SEC and is currently under the control of a Receiver who is in presently in the process of ascertaining and marshaling the assets of the company.

Rocky Mountain Energy Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 07, 2003

By: /s/ Joe Kendall
    -------------------------
    Receiver